August 3, 2022

Via EDGAR

Peter McPhun, Accountant, Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 11, 2022
File No. 001-14100

Dear Mr. McPhun & Mr. Wilson

This letter sets forth the response of Impac Mortgage Holdings, Inc., a Maryland corporation (we, us, our or the Company), to the comment letter dated July 28, 2022 from the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (SEC) providing comments (the Comments) on the Company’s Form 10-K for the year ended December 31, 2021 (the 2021 Form 10-K). For convenience of reference, the Staff’s Comments are reprinted below, and are followed by the response of the Company.

Form 10-K filed March 11, 2022

Item 7. Management discussion and analysis of financial condition and results of operations

Non-GAAP financial measures, page 29

1.	COMMENT: We have considered your responses in letters dated June 21, 2022 and July 13, 2022. As outlined in your response in letter dated July 13, 2022, certain components of long-term debt, net trust assets and mortgage servicing rights that impact your statement of operations besides the changes in fair value remain a part of core loss from operations. As a result, it remains unclear as to how it would be appropriate to label such a non-GAAP measure as "core" earnings or loss. In future filings, please revise the labeling of your non-GAAP performance measure to something other than "core" earnings or loss. In addition, please make any conforming changes to your proposed expanded disclosures related to the usefulness of and how management utilizes this measure to assess performance.

RESPONSE: In response to the comment, in future filings we will revise the labeling of our non-GAAP performance measure to “adjusted” earnings or loss rather than “core” earnings or loss.  In addition, we will make conforming changes to the expanded disclosures related to the usefulness of and how management utilizes this measure to assess performance.

United States Securities and Exchange Commission

August 3, 2022

Should you have any questions or require any additional information, please contact the undersigned at 949-475-4970 or by email at Jon.Gloeckner@impacmail.com.

Sincerely,

By:	/s/ Jon Gloeckner
Name:	Jon Gloeckner
Title:	SVP Treasury & Financial Reporting

CC:	Joseph Joffrion, SVP General Counsel